Filed Pursuant to Rule 424(b)(3)
Registration No. 333-170802

NORTHSTAR HEALTHCARE INCOME, INC.

SUPPLEMENT NO. 18 DATED MARCH 5, 2014
TO THE PROSPECTUS DATED APRIL 22, 2013

This Supplement No. 18 supplements, and should be read in conjunction with, our prospectus dated April 22, 2013, as supplemented by Supplement No. 12 dated December 24, 2013, Supplement No. 13 dated January 3, 2014, Supplement No. 14 dated January 21, 2014, Supplement No. 15 dated January 22, 2014, Supplement No. 16 dated January 28, 2014 and Supplement No. 17 dated February 11, 2014. The purpose of this Supplement No. 18 is to disclose:

•the status of our initial public offering; and

•our recent real estate acquisition.

Status of Our Initial Public Offering
We commenced our initial public offering of $1.1 billion in shares of common stock on August 7, 2012, of which up to $1.0 billion in shares are being offered pursuant to our primary offering and up to $100 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of March 4, 2014, we received and accepted subscriptions in our offering for 17.4 million shares, or $173.4 million, including 0.2 million shares, or $2.1 million, sold to NorthStar Realty Finance Corp., or our sponsor. As of March 4, 2014, 93.1 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on August 7, 2014, unless extended by our board of directors as permitted under applicable law and regulations.
Recent Real Estate Acquisition
On February 28, 2014, we, through a subsidiary of our operating partnership, completed the acquisition of a 100-unit, 112-bed assisted living and memory care facility located in Cheektowaga, New York, or the Cheektowaga facility, for a purchase price of $12.5 million, plus closing costs. We funded the investment with proceeds from our offering.
The Cheektowaga facility was constructed in 2004 and consists of a two-story building containing 82,000 square feet. The Cheektowaga facility is 100% leased to an affiliate of Peregrine Health Management Company, or Peregrine, pursuant to a ten-year net lease, or the lease, whereby the tenant is responsible for substantially all of the operating expenses at the property.
Including the Cheektowaga facility, four of our properties with a total cost of $36.5 million are operated by affiliates of Peregrine and all four leases are cross-collateralized. The lease contains two five-year extension options, which may be exercised at Peregrine's option, and includes annual rent escalations equal to the greater of (i) the percentage increase in the consumer price index and (ii) 2.5%. As of February 28, 2014 resident occupancy at the Cheektowaga facility was 99%. The Cheektowaga facility was acquired at an initial lease yield of 8.6%, based on the year one contractual lease income divided by the purchase price paid for the Cheektowaga facility, exclusive of any acquisition fees or closing expenses. The Cheektowaga facility is currently unlevered and we intend to finance it either on our corporate term credit facility or with an unaffiliated third-party lender in the future.

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